Filed by: ADVA Optical Networking SE

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

ADVA Optical Networking SE

Meiningen

Announcement pursuant to Section 27 para. 3 sentence 1 in conjunction with

Section 14 para. 3 sentence 1 no. 2 of the German Securities Acquisition and Takeover Act

(Wertpapiererwerbs- und Übernahmegesetz)

ADVA Optical Networking SE Shares:	ISIN DE 000 510 300 6 (WKN 510 300)

Tendered ADVA Optical Networking SE Shares:	ISIN DE 000 A3M QBT 1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY OTHER JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

The Management Board and Supervisory Board of ADVA Optical Networking SE have issued a joint reasoned statement pursuant to Section 27 para. 1 of the German Securities Acquisition and Takeover Act. This joint reasoned statement refers to the public takeover offer (exchange offer) made to all shareholders of ADVA Optical Networking SE by Acorn HoldCo, Inc., Wilmington, Delaware, United States of America, published on November 12, 2021.

Copies of the joint reasoned statement are, as of the date of this publication, available for distribution free of charge at ADVA Optical Networking SE, Investor Relations, Fraunhoferstr. 9a, 82152 Martinsried (fax: +49 89 890 665 199; email: ir@adva.com).

The joint reasoned statement is also available on the internet at https://www.adva.com/de-de/about-us/investors/transactions. An non-binding English version of the joint reasoned statement as filed pursuant to U.S. law is also available there. The German version is decisive.

Martinsried/Munich, 23 November 2021

ADVA Optical Networking SE

Management Board

Supervisory Board